(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 333-60778

For Period Ended: June 30, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Dresser, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

15455 Dallas Parkway, Suite 1100

Address of Principal Executive Office (Street and Number)

Addison, Texas 75001

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Dresser, Inc. (the “Company”) has determined that its 2001 financial statements will require restating to correct an accounting error with respect to its pension and other retiree benefits. As part of its 2001 recapitalization, the Company recorded pension and other retiree benefits liabilities on a fair market value basis. In connection with the 2002 audit by PricewaterhouseCoopers LLP, the Company determined that these pension and other retiree benefits liabilities should have instead been recorded on an historical basis. The Company’s 2001 financial statements were previously audited by Arthur Andersen LLP. The Company has asked PricewaterhouseCoopers LLP to conduct a re-audit of the Company’s 2001 results. During the course of the 2001 re-audit, the Company identified a number of material weaknesses and significant deficiencies that were the cause of accounting errors in addition to the correction relating to pension and other retirement benefit obligations. These errors include: 1) the accounting for the acquisition of certain foreign entities as a purchase rather than as part of the total leveraged recapitalization in April, 2001; 2) the exclusion from the Company’s carve-out financial statements that pertained to predecessor businesses and the subsequent incorrect use of those reserves; 4) the inclusion of non-cash changes in intercompany balances with our former parent as both source of cash flows from operating activities and a use of cash flows from financing activities in the first quarter of 2001; and 5) other items.

The 2001 re-audit has caused the Company to delay the completion of its 2002 audit and filing of its 2002 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q for the periods ended March 31, 2003 and June 30, 2003.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dale B. Mikus (Name)	(972) (Area Code)	361-0840 (Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company’s 2002 Annual Report on Form 10-K and its Quarterly Report on Form 10Q for the period ending March 31, 2003, have not yet been filed for the reasons described in reasonable detail in Part III of this form.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described in Part III of this form, the Company is currently in the process of a re-audit of its 2001 financial statements. Since the re-audit of the Company’s 2001 financial statements, the audit of the Company’s 2002 financial statements and the Company’s review of its quarterly results for the periods ended March 31, 2003 and June 30, 2003 have not been completed, the Company is unable to quantify and discuss for the quarterly period ended June 30, 2003 any significant changes of operations from the corresponding prior period.

Dresser, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 15,2003	By /s/ James A. Nattier
James A. Nattier Executive Vice-President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

Last update: 10/8/2002